                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 5)1

                                  GEHL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    368483103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                  The  information  required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, SEE the NOTES).

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 2 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               NEWCASTLE FOCUS FUND II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    154,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                154,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 3 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     94,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 4 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MARK E. SCHWARZ
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    94,200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                94,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     248,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 5 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                CIC EQUITY PARTNERS, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 6 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      PAUL DEROBBIO
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    97,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                97,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     97,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 7 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    HAROLD C. SIMMONS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                154,000
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                154,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     154,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 8 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              JOHN (PETE) A. BRICKER, JR.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 9 of 16 Pages
------------------------------------           ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           THE GEHL SHAREHOLDER VALUE COMMITTEE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    346,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                346,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     346,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 10 of 16 Pages
------------------------------------           ---------------------------------

         The following  constitutes  Amendment No. 5 ("Amendment  No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

   Item 3 is amended to add the following:

         CIC and Newcastle Partners received a financing  commitment from Harold
C. Simmons by letter dated May 4, 2001 in connection  with the Offer defined and described in Item 4.

   Item 4 is amended to add the following:

         CIC and Newcastle  Partners delivered a letter dated May 4, 2001 to the
Issuer again presenting their offer to acquire the outstanding  capital stock of the Issuer for $18.00 per Share in cash (the  "Offer").  The Offer is subject to the same terms and conditions  set forth in the previous  letter sent by CIC and
Newcastle  Partners to the Issuer dated December 22, 2000, with the exception of the  financing  condition  which was removed as a  condition  to the Offer after receiving a financing commitment from Harold Simmons to fund the purchase of the
Issuer. A copy of the letter presenting the Offer is filed as an exhibit to this
Schedule 13D and incorporated herein by reference.

   Item 5(a) and (b) are amended to read as follows:

         (a) and (b) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon  5,335,668  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's  amended Annual Report on Form 10-K for the year ended December 31,
2000 and filed with the Securities and Exchange Commission on April 30, 2001.

         As  of  the  close  of  business  on  May  4,  2001,   Newcastle  Focus
beneficially  owned 154,000 Shares of Common Stock,  constituting  approximately
2.9% of the Shares  outstanding.  Newcastle  Partners  beneficially owned 94,200
Shares  of  Common  Stock,   constituting   approximately  1.8%  of  the  Shares
outstanding.  Mr.  Schwarz may be deemed to  beneficially  own  248,200  Shares, representing approximately 4.7% of the Shares outstanding.  Mr. Schwarz has sole voting  and  dispositive  power  with  respect  to the  94,200  Shares  owned by
Newcastle Partners by virtue of his position with Newcastle Partners.  Harold C.
Simmons may be deemed a beneficial  owner of the 154,000  Shares of Common Stock held by Newcastle  Focus  because a trust for which Mr.  Simmons  serves as sole trustee, with sole voting and dispositive power over its investment in Newcastle
Focus, currently is the sole limited partner of Newcastle Focus. So long as such trust is the sole limited partner of Newcastle  Focus,  the sole limited partner can cause the  termination  of the limited  partnership  on thirty days' written notice.  In the event of a dissolution or distribution by Newcastle Focus,  with its current ownership  structure,  substantially all of such Shares could become assets of the trust.  By virtue of this  ownership  structure and Mr.  Schwarz's position with  Newcastle  Focus,  Mr.  Schwarz and Mr.  Simmons may be deemed to share the power to vote and direct the  disposition of the Shares held of record by Newcastle Focus. Mr. Simmons  disclaims  beneficial  ownership with regard to such Shares.

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 11 of 16 Pages
------------------------------------           ---------------------------------

         As of the close of  business  on May 4, 2001,  CIC  beneficially  owned
97,800 Shares of Common  Stock,  constituting  approximately  1.8% of the Shares outstanding.  Mr.  DeRobbio  may be deemed to  beneficially  own 97,800  Shares, representing approximately 1.8% of the Shares outstanding. Mr. DeRobbio has sole voting and  dispositive  power with respect to the 97,800 Shares owned by CIC by virtue of his position with CIC. All of such Shares were acquired in open-market transactions,  except for the  25,000  Shares  contributed  to CIC by one of its limited partners.

         Currently,  Mr.  Bricker does not own any Shares of Common Stock of the
Issuer.

   Item 6 is amended to add the following:

         On May 4,  2001,  Harold  C.  Simmons  delivered  a  letter  to CIC and
Newcastle  Partners  in which Mr.  Simmons  makes a  commitment  to finance  the acquisition of the Issuer  pursuant to the Offer. A copy of this letter is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

   Item 7 is amended to add the following exhibits:

          8.    Letter from CIC Equity  Partners,  Ltd. and Newcastle  Partners,
                L.P. to Issuer dated May 4, 2001.

          9.    Letter from Harold C. Simmons to CIC Equity  Partners,  Ltd. and
                Newcastle Partners, L.P. dated May 4, 2001.

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 12 of 16 Pages
------------------------------------           ---------------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2001                      NEWCASTLE FOCUS FUND II, L.P.

                                            By: NEWCASTLE CAPITAL
                                                MANAGEMENT, L.P.

                                            By: NEWCASTLE CAPITAL GROUP,
                                                L.L.C.,
                                                its General Partner

                                            By: /s/ Mark E. Schwarz
                                                ------------------------
                                                Name: Mark E. Schwarz
                                                Title: Managing Member

                                        NEWCASTLE PARTNERS, L.P.

                                            By: /s/ Mark E. Schwarz
                                                ------------------------
                                                Name: Mark E. Schwarz
                                                Title: General Partner

                                        /s/ Mark E. Schwarz
                                        ----------------------------------
                                        MARK E. SCHWARZ

                                        CIC EQUITY PARTNERS, LTD.

                                            By: SLP Consultants, Inc.,
                                                its General Partner

                                            By: /s/ Paul DeRobbio
                                                ------------------------
                                                Name: Paul DeRobbio
                                                Title: President

                                        /s/ Paul DeRobbio
                                        ---------------------------------
                                        PAUL DEROBBIO

                                        /s/ Harold C. Simmons
                                        ---------------------------------
                                        HAROLD C. SIMMONS

                                        /s/ John A. Bricker, Jr.
                                        ---------------------------------
                                        JOHN A. BRICKER, JR.

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 13 of 16 Pages
------------------------------------           ---------------------------------

                                  EXHIBIT INDEX

Exhibit                                                             Page
-------                                                             ----

1.   Joint Filing Agreement by and among
     Newcastle Partners, L.P., Newcastle
     Focus Fund II, L.P., CIC Equity
     Partners, Ltd., Mark E. Schwarz, Paul
     DeRobbio and Harold C. Simmons dated
     November 7, 2000 (previously filed).

2.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 22, 2000 (previously
     filed).

3.   Letter from CIC Equity Partners, Ltd.
     and Newcastle Partners, L.P. to Issuer
     dated December 28, 2000 (previously
     filed).

4.   Amendment No. 1 to Joint Filing
     Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.
     dated February 6, 2001 (previously
     filed).

5.   Director Nomination Letter from
     Newcastle Partners, L.P. to Issuer
     dated February 6, 2001 (previously
     filed).

6.   Agreement by and among Newcastle
     Partners, L.P., Newcastle Focus Fund
     II, L.P., CIC Equity Partners, Ltd.,
     Mark E. Schwarz, Paul DeRobbio, Harold
     C. Simmons and John A. Bricker, Jr.,
     dated March 13, 2001 (previously
     filed).

7.   Preliminary Proxy Statement
     (previously filed).

8.   Letter from CIC Equity Partners, Ltd.                        14 to 15
     and Newcastle Partners, L.P. to Issuer
     dated May 4, 2001.

9.   Letter from Harold C. Simmons to CIC                            16
     Equity Partners, Ltd. and Newcastle
     Partners, L.P. dated May 4, 2001.

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 14 of 16 Pages
------------------------------------           ---------------------------------

   NEWCASTLE PARTNERS, L.P.                       CIC EQUITY PARTNERS, LTD.
200 Crescent Court, Suite 670                       Three Lincoln Centre
     Dallas, Texas 75201                        5430 LBJ Freeway, Suite 1700
                                                     Dallas, Texas 75240

                                                      May 4, 2001

Mr. William D. Gehl
Chairman of the Board
Gehl Company
143 Water Street
West Bend, WI 53095

Dear Mr. Gehl:

                  We continue to question the Board's  summary  rejection of our offer by letters  dated  December 22, 2000 and December 28, 2000 to acquire Gehl
Company (the  "Company")  for $18.00 per share in cash.  Although the  Company's
Common  Stock has traded at elevated  price  levels from $10.75 at December  21,
2000, the date before the announcement of our initial offer, we believe that the price of the  Company's  common stock would  likely  return to such levels other than for our continued interest in acquiring the Company.

                  Although  the  Company  did  not  respond  to  either  of  the undersigned  regarding  our offer,  it did issue a press  release  regarding the offer in which the Company described the financing condition to the offer as its most notable concern.  To address  the Company's  concern,  we again present our offer to acquire  the  Company  for $18.00 per share in cash under the terms and conditions  set  forth  in our  previous  letters,  with  the  exception  of the financing condition.  We are pleased to announce that the financing condition is hereby removed as a condition to the offer and that we have received a financing commitment  from Harold Simmons to fund the purchase of the Company.  We believe that this change indicates our commitment to promptly  negotiate and conclude an acquisition of the Company.

                  We again request that the Board exercise its fiduciary  duties by engaging in serious  discussions  with us regarding  the offer.  We note that during such discussion, we would be prepared to

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 15 of 16 Pages
------------------------------------           ---------------------------------

evaluate any information  that the Company has which would justify an adjustment in our offer.  Please contact Mark Schwarz at (214) 661-7474 or Paul DeRobbio at
(972) 450-4227 to discuss this letter.

                                                     Very truly yours,

Newcastle Partners, L.P.                             CIC Equity Partners, Ltd.

By: /s/ Mark E. Schwarz                              By: /s/ Paul DeRobbio
    -------------------                                  -----------------
    Mark E. Schwarz                                      Paul DeRobbio
    General Partner                                      Managing Director

------------------------------------           ---------------------------------
CUSIP No. 368483103                  13D          Page 16 of 16 Pages
------------------------------------           ---------------------------------

                        [LETTERHEAD OF HAROLD C. SIMMONS]

                                   May 4, 2001

Mr. Paul DeRobbio
CIC Equity Partners, Ltd.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1700
Dallas, Texas 75240

Mr. Mark E. Schwarz
Newcastle Partners, L.P.
200 Crescent Court, Suite 670
Dallas, Texas 75201

Dear Paul and Mark:

         It is my  understanding  that  through CIC Equity  Partners,  Ltd.  and
Newcastle Partners,  L.P., or an acquisition entity to be formed, you are making an offer, a copy of which is attached to this letter,  to the Board of Directors of Gehl Company  ("Gehl") to acquire all of the Common Stock of Gehl for a price of $18.00 per share (the "Proposal"),  in a transaction to be negotiated between you and Gehl.

         This letter shall serve to represent a commitment  to finance fully the acquisition  set forth in the attached  offer letter to Gehl, on the terms to be mutually  agreed upon. I am prepared to finance  directly or assist in arranging the financing  necessary to complete the  acquisition  of the Gehl Common Stock, pursuant to your Proposal.

                                                Sincerely,

                                                /s/ Harold C. Simmons
                                                ------------------------------
                                                Harold C. Simmons